January 13, 2012

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4628

Attention:  Mr. H. Roger Schwall, Assistant Director

Re:          Rosetta Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 000-51801

Dear Mr. Schwall:

We are responding to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated December 30, 2011, addressed to Randy L. Limbacher regarding Rosetta Resources Inc.’s (“Rosetta”) Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).  For your convenience, we have repeated the comment set forth in the Staff’s letter and followed the comment with the Company’s response.

Based on our review of the Staff comment letter, and as further described herein, we believe that our Form 10-K is materially correct, clear and consistent with industry practice, and therefore believe that no amendment to our existing filing is necessary. Instead, as indicated in our response below, we hereby propose to make the changes to the risk factor described below in our Form 10-K for the fiscal year ended December 31, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 14

Operating hazards, natural disasters or other interruptions of our operations could result in potential liabilities, which may not be fully covered by our insurance, page 19

1.
We note your disclosure in the above-captioned risk factor concerning operational and financial risks arising from operating hazards, and your disclosure on pages 18 and 19 regarding regulatory risks related to hydraulic fracturing. If material, please revise the above-captioned risk factor to address operational and financial risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

Response:

We note your comment and have reviewed our disclosures in our Form 10-K regarding hydraulic fracturing.  We do not believe that our hydraulic fracturing activities pose material operational, financial or environmental risks.

However, in future filings, we propose to expand the above-captioned risk factor as follows (new language is underlined):

Operating hazards, natural disasters or other interruptions of our operations could result in potential liabilities, which may not be fully covered by our insurance.

The oil and natural gas business involves certain operating hazards such as:

•	Well blowouts;
•	Cratering;
•	Explosions;
•	Uncontrollable flows of oil, natural gas, or well fluids;
•	Fires;
•	Hurricanes, tropical storms, earthquakes, mud slides, and flooding;
•	Pollution;
•	Releases of toxic gas; and
•	Surface spillage and surface or ground water contamination from petroleum constituents or hydraulic fracturing chemical additives.

Any of these operating hazards could cause serious injuries, fatalities or property damage, which could expose us to liabilities. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration, development, and acquisition or could result in a loss of our properties. We are not fully insured against all risks, including development and completion risks that are generally not recoverable from third parties or insurance. In addition, our insurance policies provide limited coverage for losses or liabilities relating to sudden and accidental pollution, but not for other types of pollution. Our insurance might be inadequate to cover our liabilities.  Our energy package is written on reasonably standard terms and conditions that are generally available to the exploration and production industry. The insurance market in general and the energy insurance market in particular have been difficult markets over the past several years. Insurance costs could increase in the future as the insurance industry adjusts to difficult exposures and we may decrease coverage and retain more risk to mitigate future cost increases. If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we incur a liability for a risk at a time when we do not have liability insurance, then our business, financial position, results of operations and cash flows could be materially adversely affected.

Our current insurance policies provide some coverage for losses arising out of our hydraulic fracturing operations. However, these policies may not cover fines, penalties or costs and expenses related to government-mandated clean-up activities, and total losses related to a spill, contamination or blowout during completion operations could exceed our per occurrence or aggregate policy limits. Furthermore, our current insurance policies do not provide coverage for ground water contamination due to any migration, if applicable, from fractured areas or from leaking associated with inadequate casing or cementing or defective and/or inadequate pipe and/or casing in the vertical sections of any of our shale wells that traverse aquifers in the locations of our producing properties.  Any losses due to hydraulic fracturing that are not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

In addition, Rosetta acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call the undersigned at (713) 335-4105.

Very truly yours,

/s/ John E. Hagale

John E. Hagale
Executive Vice President, Chief Financial Officer & Treasurer

cc:           Mr. Randy L. Limbacher, Rosetta Resources Inc.